Filed Pursuant to Rule 425
                                                    Filing Company: Genesys S.A.
                                             Subject Company: Vialog Corporation
                                                              File No. 333-55392

Conference Call                                                          Genesys


                                 Conference Call

                                     Genesys

                            Thursday 15 February 2001

                                 Business Update
                                 ---------------

                                 Francois Legros
                             Chief Executive Officer

I.       Preamble

Good afternoon, and thank you for joining us today. The Genesys stock price has been under considerable pressure for the last two days. This has prompted us to prevent any unnecessary and undeserved movements in the stock price of the company by giving some indication of the profitability of Genesys in the past, and what it should be in 2000. Therefore, I would like to make some comments on the suggestions that have been made this week regarding the EBITDA level and the profitability level that Genesys is anticipating for the full year 2000.

II.      Revenue Growth

Revenue growth has been extremely strong in 2000. The growth rate has been 94% over 1999, with overall consolidated revenue of the company reaching EUR92 million. Among the 94%, 44% was attributable to organic growth: a very strong figure. Revenue has been strong in all three areas of Genesys operations in 2000: Europe, North America, and Asia-Pacific.

III.     Profitability

Turning to profitability elements, we currently have visibility on non-audited figures as to what our profitability levels should be in those three regions. In North America, the gross margin is expected to have increased by 171% compared with 1999, creating a figure of 51.5% of the revenue in 2000. Growth has been continuous through the second half of the year. During the first half of the year, the gross margin reached 49.3% of revenue. During the second half of the year, the gross margin reached 53.4% of revenue.

IV.      EBITDA

1.       North America

The EBITDA level has also increased very significantly in North America. The merger of the three companies that were acquired by Genesys in 1999 has enabled the company to generate an EBITDA level of 13% of revenue. During 2000, we have experienced significant improvements, with the EBITDA level during the first half of the year has reached 22%. In the second half of the year, EBITDA has reached 24% of revenue. This represents a significant and continuous growth of the EBITDA profitability of the US operations of Genesys.

2.       Europe

In Europe, excluding new acquisitions and Genesys' entry to new countries, we have seen a similar situation. The gross margin remains very strong in 2000, reaching a level of 67% of revenues. EBITDA should also increase in 2000 compared with 1999. In 1999, EBITDA level reached 37% of revenue. In 2000, we expect EBITDA to reach 40% of revenues in Europe.

Furthermore, in the second half of 2000, the EBITDA level has significantly increased compared to the second half of 1999. EBITDA was 39% of revenue in the second half of 2000, by comparison with 35% of revenue in the second half of 1999.

3.       Asia-Pacific

In this third region in which Genesys is operating, Genesys has enjoyed significant improvement of its profitability level. The gross margin should increase by over 150% over 1999, reaching 45.7% of revenue. Furthermore, this should increase to 46.6% in the second half of the year, versus 45.5% in the first six months of 2000.

The EBITDA level of the Group in Asia-Pacific has also made significant progress in 2000, compared with 1999. Overall, we expect it to reach 14% of revenue in 2000. This progression has continued between the first half and the second half of the year. During the first half of the year, the EBITDA level was 10% of revenue. During the second half of the year, we expect EBITDA to reach 16% of revenue, representing a very significant increase.

It can be seen that the performance of the company has been very strong in all three regions in which Genesys has been operating. We have enjoyed the continuous improvement of our gross margin levels and our EBITDA levels during 2000.

V.       Corporate Expenses

However, at the end of the year, we also have two other important elements. The first of these elements is that Genesys has invested in its corporate organisation in order to be able to control, manage and integrate quickly and effectively the Vialog and Astound acquisition. This investment also enables full control of the Group: a Group that is going to be at least twice as large as in 2000.

This has led to a rise in the corporate expenses of the group in the second half of the year compared to the first half of the year. During the first half of 2000, corporate expenses represented 20% of the revenue of the Group. In the second half of the year, this level fell to 16% of revenue.

However, if we were to include the 16% and compare that with the pro forma revenue of the combined entity of Vialog and Genesys, this level would then fall to 8%, which is below everybody's expectation regarding corporate expenses in 2000. Despite some increase in corporate expenses during the second half of the year, in preparation for the integration of Vialog, and including the management of a significantly larger Group this year, those levels are very reasonable compared with the that the company is going to generate in the year 2001.

The second point has been the continuous growth for Genesys and its geographical growth path. Genesys has been acquiring companies in the year 2000, such as Mediactiv, Langages Virtuel, Time Eureka and Telcen, as well as having created new subsidiary operations in Norway and Denmark.

Altogether, those operations have negatively impacted on the EBITDA of the company to the tune of approximately 1% of revenue. It is for this reason that the EBITDA level that should have been expected from Genesys-in the range of 16%-has been reached, excluding those non-recurring and exceptional investments in the future of the company. EBITDA will reach 13% effectively, taking into account the previously mentioned elements.

VI.      Outlook

I would like to sum up by saying that, as far as 2001 and is concerned, and for the visibility that we have so far after the beginning of this year, we see a significant improvement in the revenue growth and profitability of the company. We are therefore very strongly optimistic regarding the combination of Genesys and Vialog operations. We are also confident that we will be able to continue to generate all the synergies and shareholder value that we have created in the past.

                           Question and Answer Session
                           ---------------------------

Neil, Stockholm

Why have the extra costs that have impacted your margins been communicated to the market at such a late stage?

Presenter

I think that the costs have been communicated as they have become visible to us. Taking the acquisitions that we have made in 2000, all of this has been communicated to the market. Some analysts have taken them into account, whereas some may not. Maybe we should have given them more information about these elements. However, elements concerning the entrance into new countries was communicated on time and this is not something that is in Genesys. We have entered into eight new countries during the lifetime of Genesis, during which time there has always been the same business model with the same investment being made at the beginning and the same return on that investment after three of four years, from these companies.

As far as the corporate expenses, we have communicated those as soon as we had visibility on them. Maybe, we should have said to the market that we intended to reforecast operating infrastructure[?], although we did not know the exact impact that this would have on our EBITDA level. Instead of that, what we have done is communicated information when we have had the possibility to measure the impact of those reinforcements on the EBITDA level, rather than saying that there is going to be an impact but we cannot say what kind of impact it will be or how much it will be. This is why we did it and the reason it was done this week was because as we had incorporated those elements in the years forfirings[?] and the costs finings front[?], we did not want to ponsheral[?], those that would read those documents to have this information with the others not having the information.

I believe that we have probably been naive and poor in communicating those elements to the market and by giving the market a dry 13% as a reference element for the EBITDA, without any further explanations, we have created unnecessary concerns and worries on the part of ourselves and the analysts. Therefore, we are wondering whether several of the regions where Genesys is operating were suffering from a decrease in the profits of the [inaudible] operation. What we should have said is that in the three regions where Genesys is operating, everything goes well and goes on line or below expectations but the growth is very strong at Genesys and every week and every month new customers are joining the group. The growth of the profitability elements, whether it be the gross margins or the EBITDA level, are growing significantly, as well and that, it is due to the preparation for the future of the company that we have incurred additional costs that, maybe, were not taken into account by the analysts in their prospects.

Participant 1

What happens to the Vialog there are certain share prices that are actually in Warsaw[?]. What happens if share prices stay as they are?

Participant 2

Genesys has always, in the deal as it is set up right now, had the possibility to close the deal. There is a level of EUR35 per share, where Genesys, until this level is reached, increases the number of shares that is given to the Vialog shareholders. At EUR35 per share Genesys will have to give Vialog shareholders approximately 4.2 million shares of Genesys in renumeration. Below this level, which is where we are today, not where we expect to be at closing, Genesys has the possibility, without any further renegotiation with Vialog, which may take place, to close the deal and compensate the difference in value between the price in shares of EUR35 and the effective price of Genesys. Today this represents approximately EUR25 million that would have to be paid to the Vialog shareholders in cash.

Yesterday we had conversations with Vialog and Astound shareholders, who have all reiterated their strong commitments to the transaction and are all showing willingness toward the transaction. We have talked to some of the largest shareholders and even though they are not happy about the current situation with the stock price, as nobody is, they feel confident that Genesys and Vialog in the Astound together are going to be a very strong company in the future of our industry.

Andy Lynch
Schroeders

Could you separate the gross figures that you presented into organic and acquisition based growth across the regions?

Participant 2

I do not have that information on a regional basis.

Andy Lynch

Could I have them on a consolidated level?

Participant 2

On a consolidated level, the growth in revenue has been 94% overall in the year 2000. 44% of this is attributable to the organic growth. Therefore, there has been very strong growth of revenue overall, particularly in terms of organic growth.

Andy Lynch

Have you made any forward looking statements as to what you expect a combined Vialog and Genesys EBITDA to be for 2001.

Participant 2

No I have not. The mere fact that we are registered on the NASDAQ prevents us from giving any forecasts but I can tell you that we are expecting a substantial rise in the EBITDA figure from the two companies being together this year. This is for three reasons: Firstly, we are going to push more strongly the automation of our services in the US. At the end of 2000, Genesys services were 20% fully automated, compared with [inaudible] in Europe, which is 90%. As you recall, the fully automated services are generating much higher gross margins than the operator assisted services. If you compare the gross margin that we are generating in Europe, which we expect to 67% in 2000, with the one we had that we think that we have generated in North America of 51%, you can measure the room we have for improvement, as far as the gross margin is concerned. This is restructuring existing clients from one service to another and are improvements that will quickly translate in the EBITDA level.

The second aspect, as we mentioned when we signed the Vialog deal, the combined entity of Genesys and Vialog is going to be much stronger in the US in its ability to attract larger deals from clients and once we have automated our services our business becomes one of volume, where any additional volume becomes extremely profitable. Therefore, this ability to generate further growth, and we are anticipating additional growth in the US and, as a matter of fact, from the elements we have in January both from Vialog and Genesys, we see a significant improvement in the growth of revenue that we are generating in North America. This improvement of the revenue should also translate into an improvement of the profitability, now that both companies have been restructured with profitability levels being significantly improved in the US. The third element, as I mentioned earlier, is that although we have increased our corporate expenses on the second half of last year, in order to prepare the integration of Vialog and our capability management to control the group, which is going to be more than twice the size than it was in 2000. Although this level has reached 16% of revenue in the second half of 2000

If you take the second half of 2000 and combine the Vialog and Genesys revenue pro forma, then that complete level would have gone down to 8% of revenue. That is also going to dilute the corporate expenses of a larger company which is going to result in an EBITDA increase.

Further, the reinforcement of that corporate level has enabled us to work very hard and solidly on the integration of both companies in the US. At the time we announced the deal, we were expecting $2 million of savings from the culmination of Genesys and Vialog in the USA. With the work that has been done, the $2 million of annual savings and necessary synergies are going to be in place at the close of the acquisition. What often happens with mergers in this industry is that typically, one often has to wait for six to eight months in order to put synergies into place and effect. We have worked very hard with Vialog in those tests and from day one, most of those synergies will be in place.

Participant

Could you confirm that with 6% of costs to become 8% of your revenue, this implicitly suggests that the Vialog Head Office costs are largely eliminated from your and have been transferred into the Genesys figures for the second half?

Respondent

Vialog only had operations in the USA, so there are a certain number of functions that Genesys performs which are not performed at Vialog. For example, R&D, international management of subsidiaries, information systems management, which si centrally controlled in Genesys. Those elements are going to remain the same for Genesys, whether Vialog is part of the Group or not. Vialog is not bringing additional overheads. Furthermore, we have worked closely with Vialog in the USA to determine the appropriate management organisation for the American entity. This has been done very quickly and efficiently; there are a certain number of positions that have been or will be eliminated as a result.

Participant

Why are the margins declining in euros between H1 and H2. Secondly, with respect to the Vialog deal, the compensation in cash is at a price below EUR35. Is that already in the deal or does this need to be renogotiated before acceptance. Lastly, are you certain that at a rate below EUR35, the Vialog shareholder is [inaudible]?

Respondent

With regard to EBITDA levels in Europe, it is typical. The holiday season in Europe is much heavier than in the USA. Therefore, the EBITDA level is lower in the first half of the year in Europe. [Transmission fault]

In 1999, the EBITDA level for the first half of the year was 40% of the revenue. In the second half of the year, it went down to 35%. In 2000, we had the same structure although we had no significant improvement. In the first half of the year, our EBITDA level was 41% as opposed to 40%. In the second half of the year, it was [inaudible] instead of 35%. There were structural reasons for the EBITDA's lower level in the second half. When comparing first and second half year on year, it is very clear that there is an [inaudible] on the Genesys model.

The second question related to the vinyl transaction. As a matter of fact, in this deal Genesys has the right to top up the consideration, in case Genesys' stock price goes below 35. Thus, we have the right to do that, and therefore it is a possibility which is already included in the existing deal, without the need for any further negotiation. Although I do not expect that our stock prices will remain below the level of 35, in fact we hope that it will go up, we cannot rule out. the ground that it has lost during the last two days. If it were to stay below that, we still have the possibility of going back to [inaudible] and ascertaining whether this has to be in cash or cheque, and arbitrate that issue. Thus, the right to top up is already in the existing agreement.

Participant

There will be a difference in cash ability. We said that Genesys will trade at 33, whereas we know that the bottom end of the collar is 35. They estimate that now it will cost them EUR25 million, to pay in cash, and this will be the difference between what they should have received, should Genesys have traded at
35. Is that right?

Respondent

Yes, that is the exact explanation.

Participant

I would like to ask about the topping up to Vialog shareholders. If you are below EUR35, you have the right to top up to the value that it would be at EUR35, in cash or perhaps equity.

Respondent

That is correct. In cash today, and perhaps in equity, if that can be negotiated.

Participant

Assuming a conversion ratio of your rate of 0.91, and a .033515 share in Genesys, that would imply that you would make Vialog shareholders hold up to about $10.58. Is that correct?

Respondent

Yes, that is correct.


Participant

Thus, you have the right to pay Vialog shareholders up to $10.58 in value. Do you plan to do that, if your stock remains below the EUR35 benchmark?

Respondent

At the present time, on both Vialog's and our side, there is a strong willingness to carry out and close this transaction. We still believe that this is a very beneficial transaction for both companies, and will create a very powerful company, being one of the key leaders in this industry. Despite what has happened to Genesys' stock price, this really does not change the fact that Genesys and Vialog will be able to build a future together, in terms of generating further synergies, being able to grow further by being larger in the United States, and generating a significant amount of additional profitability. The dilution of the corporate expenses relates to research and development, as well as international development, thus there are necessary steps to take, whether Vialog is part of Genesys or not. At present, we do not see any reason not to do this deal.

Participant

If the additional compensation was necessary and was in the form of additional Genesys equity, would a new merger agreement or F4 have to be filed, or could it simply be transacted?

Respondent

I do not currently have the answer to that question. This is something that our legal department has not checked yet. We have not yet started to discuss any form of compensation with Vialog, or whether it will be cash or shares, because both companies had a conversation yesterday with the management of Vialog, and both are comfortable that Genesys' stock price should not be where it is at the moment. It should not be significantly below the EUR35 level. Thus, we have not started discussing this point yet.

Participant

Will the pricing period be starting fairly shortly?

Respondent

The pricing period is between 7 March and 21 March. We still have time for recovery and there is one thing that I can promise you now. We are going to make a lot of effort to ensure that the unclear message that we deployed, which added to the unnecessary panic and decrease in Genesys' stock price, is clearly and fully understood by both our shareholders and the market.

Participant

Could you give more detail on the decrees and your working hours for your information systems, and so forth. I understand that you are unable to give a lot of information concerning your targets, but could you give some indication for 2001 and 2002 regarding your targets until then?

Respondent

With regards to the MIS system, Genesys has worked very hard throughout its history in order to build very strong MIS systems. In the merger, and within the way in which both companies compliment each other, one of the aspects that Genesys will bring to the new group is a strong MIS system. There are a certain number of systems, investments, and expenses that Vialog were planing to do in the year 2000, that were not done. Part of the 2 million operating expenses that we have announced will come from the MIS systems, and that is what Genesys will bring, to prevent Vialog having to invest in them.

MIS covers everything from the reservation systems for our services, down to the billing, accounting and management report systems, where we have a full chain of systems and software that will be implemented in the Vialog organisation.

With regards to the targets, you must appreciate that, given that we are registered by the ACC now, we are unable to give any forecasts for 2001. However, we feel very comfortable that we will see a significant increase in our level of profitability within the Genesys group in 2001. We should see this though an increase in our profitability in North America, due to an increase in volume, and a further transfer from the operated services to the fully automated services. We are going to continue seeing very strong levels of profitability in Europe, and I believe that in Asia Pacific we will see a continuous improvement, as we have already seen over the last three years, year after year, and quarter after quarter. Moreover, the corporate expenses that we will have this year should be below the level that we have now, because they will be diluted in a larger amount of revenue. When I talked about the 16% of our revenue that was represented by the corporate expenses in the second half of 2000, if we had combined the revenue of Vialog and Genesys during this time, that corporate level would have decreased to 8%. Thus, this will also increase our profitability.

We do not see any reason why the business model that Genesys has today should be reviewed. This medium term business model has always involved us expecting to generate approximately 35% of EBITDA levels from our three combined regions, and that we should deduct 10% of corporate expenses from that. This is what we will aim for, and this is what I believe we can reach, within a reasonable medium term period.

Participant

Have you had any contact with BridgeTown and [inaudible] in relation to any of these issues?

Respondent

We talked to them yesterday, and I believe that we are going to talk to them tonight as well. We talked to the management of both companies, as well as some of the largest shareholders. At this moment there is no panic and everything about the deal feels very comfortable. We do not see any reason why this deal should not be contemplated.

I thank you all for attending this conference and hope that the information I have given has been sufficient in allowing you to have more confidence in the true levels of profitability and performance that Genesys is capable of. These are strong, will remain strong, and are continuing to improve in 2001.

US SEC Filings

Genesys has filed a registration statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission. The Form F-4 contains a proxy statement / prospectus relating to the Vialog special meeting and other related documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA 01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http://www.sec.gov.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.